VIA EDGAR Ms. Heather Clark Mr. Andrew Blume United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549

August 9, 2024

Dear Ms. Clark and Mr. Blume,

Re: Lanvin Group Holdings Limited

Form 20-F for the Year Ended December 31, 2023

Filed April 30, 2024
File No. 001-41569

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated July 2, 2024 (the “Comment Letter”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2023, filed by the Company with the SEC via EDGAR on April 30, 2024 (the “Form 20-F”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Form 20-F.

Form 20-F for the Year Ended December 31, 2023
Operating and Financial Review and Prospects Results of Operations, page 78

1.	We note your disclosure on page 79 that the "percentage contribution of...sales incentives, rebates and sales discount is zero." Please tell us and revise your disclosures to clarify what this statement means.

Response: The Company respectfully advises the Staff that this statement was intended to convey that there were no sales incentives, rebates or sales discounts applied during the reporting period. The Company further respectfully submits that this disclosure is clear in its current form as it indicates that these factors did not contribute to the Company’s revenue. However, if the Staff believes additional clarification is desirable, the Company will revise the disclosure in future filings to ensure it meets the Staff’s specifications.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Thomas T Y Ng Arun Balasubramanian Simon J Weller*
Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman
John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan
Howie C H Farn Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Xin Liu (New York, USA)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

Non-IFRS Financial Measures

Contribution profit and contribution profit margin, page 106

2.	We note your non-IFRS adjustment for "marketing and selling expenses" in the calculation of contribution profit and contribution profit margin on both a consolidated and segment basis. Considering these expenses appear to represent normal and recurring operating expenses necessary to run your business, please tell us how you determined this adjustment was appropriate. If you believe the adjustment is in compliance with non-GAAP rules, please advise. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, prior to preparing and including any non-IFRS measures in its Form 20-F, it reviewed the requirements of Rule 100(b) of Regulation G and the guidance in the Compliance and Disclosure Interpretations, including Question 100.01. The Company has further reviewed the rule and related guidance, and based upon such review, does not believe that the adjustments for “marketing and selling expenses” violate Rule 100(b) of Regulation G. The non-IFRS financial measures that adjust for “marketing and selling expenses,” when considered with the information and other accompanying discussion of the Company’s IFRS and non-IFRS financial measures, do not contain an untrue statement of a material fact nor omit a material fact necessary in order to make the presentation of its non-IFRS financial measures, in light of the circumstances in which they are presented, not misleading.

The Company acknowledges that “marketing and selling expenses” are normal and recurring operating expenses that are necessary to operate its business. The Company respectfully advises the Staff that the presentation of contribution profit and contribution profit margin provides valuable insight into the Company’s business and performance, particularly in understanding the impact of its variable costs. By focusing on contribution profit, which subtracts the main variable expenses (selling and marketing expenses) from gross profit, the Company offers a view into its marginal profitability. This measure helps investors assess how efficiently the Company is managing its variable costs relative to its revenue. Importantly, the Company is not excluding these normal recurring expenses from non-IFRS measures that are most directly comparable to net income under IFRS. Contribution profit as used by the Company is more directly comparable to gross profit, rather than net income.

The Company respectfully advises that Staff that, as described in the Form 20-F, contribution profit is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of the Company’s variable costs. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses), representing the main fixed expenses. Contribution profit margin equals contribution profit divided by revenue. As the Company continues to improve the management of its portfolio brands, the Company believes it can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. As a result, contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level, is meaningful for investors to understand how the Company has scaled its business and evaluate the Company’s ability to achieve profitability.

The Company further respectfully advises the Staff that its treatment of "marketing and selling expenses" in its presentation of non-IFRS measures in the Form 20-F is reflective of how management views and operates the Company’s business. The Company’s management focuses on how fixed expenses and revenue vary from period to period, and the relationship between its fixed expenses and revenue, and contribution profit and contribution profit margin provide a comparable metric that facilitates management’s ability to identify operational trends, make decisions regarding future spending, resource allocation, and other operational decisions. The Company has presented these metrics to enable investors to see the Company’s business through management’s eyes.

Finally, the Company respectfully advises the Staff that it believes this adjustment is in compliance with non-GAAP rules. The Company will provide additional clarification in future filings to ensure it aligns with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Financial Statements

Consolidated statements of changes in equity, page F-7

3.	Please tell us and revise your disclosures to clearly disclose the nature of the items included within the “capital injection from shareholders” line item for each period presented. In doing so, specify where the transactions are classified within your statement of cash flows and clarify if you have presented any items on a net cash basis. As an example, it appears the $40.4 million amount for fiscal 2023 may represent the $65.4 million issuance of shares net of the $25 million repurchase of shares disclosed in the table on page F-63, but it is unclear how these amounts result in no change to total equity on your statement of changes in equity and where the transactions are classified in your statement of cash flows.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes its current disclosure aligns with IFRS 1.106 and accurately reflects these transactions. The nature of the items included within the “capital injection from shareholders” line item for each period presented is disclosed in Note 29 Share Capital.

The Company respectfully proposes, in future filings, it will disaggregate the “capital injection from shareholders” in the Consolidated Statement of Changes in Equity to a level that better informs investors of the nature of each transaction and ensure that the amounts reconcile to the Company’s equity disclosures in the financial statement footnotes. A draft of the Company’s proposed Consolidated Statement of Changes in Equity is presented below. The Company respectfully notes to the Staff that this disclosure is presented for the year ended December 31, 2023, and will be presented for all required periods in our future filings.

Consolidated statements of changes in equity

	Attributable to owners of the Company					Non- controlling interests	Total equity
(Euro thousands)	Issued capital	Treasury shares	Other Reserves	Accumulated losses	Total
Balance at January 1, 2023	*	(25,023)	762,961	(442,618)	295,320	5,486	300,806

Comprehensive loss
Loss for the year	-	-	-	(129,313)	(129,313)	(16,940)	(146,253)
Currency translation difference	-	-	3,333	-	3,333	776	4,109
Net actuarial losses from defined benefit plans	-	-	(761)	-	(761)	(490)	(1,251)

Total comprehensive loss	-	-	2,572	(129,313)	(126,741)	(16,654)	(143,395)

Transactions with owners
Repurchase of Ordinary Shares	*	25,023	(25,023)	-	-	-	-
Issuance of Ordinary Shares	*	(65,405)	65,405	-	-	-	-
Capital injection from shareholders
Employee share-based compensation	-	-	2,749	-	2,749	-	2,749
Capital contribution from non-controlling interests	-	-	-	-	-	5,645	5,645
Changes in ownership interest in a subsidiary without change of control	-	-	(1,987)	-	(1,987)	1,810	(177)

Total transactions with owners	*	(40,382)	41,144	-	762	7,455	8,217

Balance at December 31, 2023	*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628

Changes in 2021

The Company's investors invested in it, resulting in an increase of €50,091 thousand in the “Issued Capital” and €67,124 thousand in the “Other Reserves.” This led to a total increase in equity of €117,215 thousand. This was disclosed in “Capital injection from shareholders” in 2021 Consolidated Statement of Changes in Equity.

Of this amount, €25,035 thousand was attributable to the conversion of debt to investors into equity. Consequently, the remaining €92,180 thousand was disclosed in 2021 Consolidated Statements of Cash Flows under “Proceeds from Shareholders’ Capital Injection”.

Changes in 2022

As disclosed in 2022 Consolidated Statements page F-60, Note 29, pursuant to Meritz private placement subscription agreement, Meritz received certain shares at a subscription price equal to US$50,000 thousand. First half of that subscription price totaling €24,022 thousand (US$25,000 thousand) was recorded in 2022 Consolidated Statements of Cash Flows under “Proceeds from Financing Funds.”

This transaction is recognized as a financial liability as stated in question 5. Since Meritz was registered in the shareholders' register, in order to reflect the legal substance, the issued capital, other reserve and treasury share were accounted for in the amount of €18,569 thousand, €6,454 thousand and negative €25,023 thousand, respectively. This was reflected in “Capital injection from shareholders” in 2022 Consolidated Statement of Changes in Equity. On December 14, 2022, the Company completed the De-SPAC transaction, which resulted in a conversion of Meritz's held shares. Following the conversion, the issued capital, other reserves and treasury share changed to less than €1,000, €25,023 thousand and negative €25,023 thousand respectively. This conversion, together with the entire Reverse Recapitalization transaction, was accounted for as “Issuance of Ordinary Shares upon Reverse Recapitalization, net of issuance costs” in 2022 Consolidated Statement of Changes in Equity.

Changes in 2023

Second half of Meritz's subscription price totaling €22,756 thousand (US$25,000 thousand) was received and accounted. In addition, after the renegotiation of the agreement, the total subscription price paid by Meritz, according to the revised agreement, amounted to €65,405 (US$69,473 thousand). The first tranche's total subscription price equaled the repurchase amount paid to Meritz at the end of the original contract, which was €51,620 thousand (US$54,473 thousand). On the closing date, the repurchase price will offset the entire first tranche subscription price, which is a non-cash transaction. The additional tranche subscription price of €13,785 thousand (US$15,000 thousand) was received and accounted. Therefore, the total "Proceeds from Financing Fund" for 2023 cash flow statement amounted to €36,541 thousand.

Due to the renegotiation of the contract in 2023, the other reserves (€25,023 thousand), treasury share (negative €25,023 thousand) and issued capital (less than €1,000) that were recognized in 2022 were fully reversed. According to the terms of the new contract signed in 2023, the issued capital, other reserves and treasury share were accounted for in amount of less than €1,000, €65,405 thousand and negative €65,405 thousand respectively. These were disclosed in separate line items in 2023 Consolidated Financial Statement Note 29. The net effect of these two transactions on equity was an increase in other reserve and treasury share by €40,382 thousand respectively as disclosed in “Capital injection from shareholders” in 2023 Consolidated Statement of Changes in Equity.

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Revenue, page F-37

4.	We note your disclosure that you generate revenue primarily from the sale of products and from fees for royalties and licenses. We further note your disclosure on page F-23 that you recognize revenues from services. Please tell us and revise your disclosures to clarify where the service and royalty and license revenues are classified within the revenue by sales channel table. Also quantify revenues for each product and service pursuant to IFRS 8.32.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its revenue is primarily generated from the sale of products, and the revenues from services are not significant and are currently included within “Other.” The Company believes this current classification provides an accurate reflection of its revenue streams. The Company respectfully proposes to revise in future filings by adding a note under “Other” to mention “other revenues mainly include royalties and certain sales of old season products” to avoid any ambiguity under IFRS 8.32.

Other current liabilities, page F-59

5.	Please address the following comments related to your "financing fund" arrangement with Meritz Securities Co., Ltd ("Meritz"):

a)	Clearly summarize for us the nature and business purpose of each material agreement, transaction, and/or financial instrument related to the financing fund. In doing so, clarify why Meritz is separately selling and "immediately thereafter" agreeing to repurchase your shares.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Meritz was an investor in FFG prior to the De-SPAC transaction. In December 2022, when FFG completed its listing through a De-SPAC transaction, Meritz received 4,999,999 Ordinary Shares of the Company and one Convertible Preference Share (the “Initial Meritz Shares”) at a subscription price equal to US$50,000,000 (the “2022 Meritz Private Placement”).

Thereafter, the Company negotiated with Meritz under the terms agreed upon during the 2022 Meritz Private Placement. The repurchase of the Initial Meritz Shares in December 2023 was to meet the return that the parties agreed on during the 2022 Meritz Private Placement. At the same time, Meritz’s subscription for additional Ordinary Shares was to reinvest in the Company at the then agreed upon price with additional capital. Thus, by having Meritz sell back the Initial Meritz Shares and purchasing newly issued Ordinary Shares immediately thereafter, the Company complied with the terms agreed with Meritz while receiving additional capital from Meritz.

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b)	Clearly summarize how the individual transactions impacted your financial statements, if at all, including the impact on your statements of cash flows and changes in equity. Ensure you address the put rights held by Meritz, the repurchase of the convertible preference share and approximately 5 million ordinary shares for $54.4 million, and the subscription of approximately 19 million shares at a price of $69.5 million.

Response: In response to the Staff’s comment, the Company respectfully asks the Staff to refer to the Company’s response to question 3 above regarding “Consolidated statements of changes in equity, page F-7,” which addresses the Staff's comment here.

c)	Tell us the specific IFRS guidance, where applicable, that supports your accounting treatment for the preceding transactions, particularly regarding the put rights held by Meritz.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as Meritz holds the Put Option, it can request the Company to repurchase shares in the event of a contingency. These are uncertain future events over which neither the Company nor the holder has control. Under “IAS 32.25,” financial instruments with contingent settlement provisions where the issuer has no control over the occurrence of a contingent event and the issuer has an obligation not to unconditionally avoid cash delivery. Therefore, it is a financial liability of the issuer.

The Company respectfully submits that under the terms for the Put Option, Meritz may request the Company or any third party nominated by the Company to repurchase the Ordinary Shares held by it upon the third anniversary of the investment. This term constitutes a puttable instrument as it does not entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation. In this case, it should be recognized as a financial liability in accordance with “IAS 32.18.”

Exhibits 12.1 and 12.2, page 152

6.	We note that your Exhibit 12.1 and 12.2 officer certifications exclude the language of paragraph 4(b) and the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting and the associated design objectives for which certification is required. Please amend your filing to include certifications having all of the prescribed language as set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

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Response: In response to the Staff’s comment, the Company respectfully proposes to revise the exhibits 12.1 and 12.2 to the Form 20-F in future filings as follow, with the added disclosure underlined for ease of reference:

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please kindly contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Zhen Huang, Chairman, Lanvin Group Holdings Limited

Eric Chan, Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David, Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited